山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

RESOLUTIONS PASSED AT THE 2001 ANNUAL GENERAL MEETING HELD ON 16TH APRIL, 2002 (INCLUDING CHANGES IN DIRECTORS)

Further to the issue of the notice dated 25th February, 2002 convening the 2001 Annual General Meeting (the "AGM") of Shandong International Power Development Company Limited (the "Company"), the directors of the Company (the "Directors") are pleased to announce that the AGM was duly held on 16th April, 2002 and the following resolutions were duly passed at the AGM as ordinary resolutions:

1. THAT the Report of the Board of Directors of the Company for the financial year ended 31st December, 2001 was approved;
2. THAT the Report of the Supervisory Committee of the Company for the financial year ended 31st December, 2001 was approved;
3. THAT the audited financial statements of the Company and the auditors' reports for the financial year ended 31st December, 2001 were approved;
4. THAT the Company's profit distribution proposal for the financial year ended 31st December, 2001 was approved. Accordingly, a final dividend of RMB0.17 per share (totalling RMB893,534,000) will, on 26th April, 2002, be distributed to shareholders of the Company whose names appeared on the register of members of the Company at the close of business on 15th April, 2002;
5. THAT the re-appointments of KPMG and KPMG Huazhen (previously known as KPMG Peat Marwick Huazhen) as international and domestic auditors of the Company respectively for the financial year ending 31st December, 2002 were approved and the Board of Directors was authorised to determine their remuneration;
6. THAT the re-appointments of Mr. DA Hongxing, Mr. TIAN Peiting, Mr. CHEN Jianhua, Mr. LI Ruge, Mr. ZHANG Bingju, Mr. CUI Jianbo, Mr. Henry T.E. COOLIDGE, Jr., Mr. LIN Mingshan, Mr. DING Changhao and Mr. KUNG Shaindow as directors of the Company for a term of three years commencing from 16th April, 2002 were approved and the Board of Directors was authorised to determine their remuneration;
7. THAT the appointments of Mr. ZHU Chongli, Mr. WANG Guisheng and Mr. GENG Yuanzhu as new directors of the Company for a term of three years commencing from 16th April, 2002 were approved and the Board of Directors was authorised to determine their remuneration; and
8. THAT the re-appointments of Mr. FENG Lanshui and Mr. XU Qingzao as supervisors of the Company for a term of three years commencing from 16th April, 2002 were approved and the Board of Directors was authorised to determine their remuneration.

The Directors further announce that Mr. FU Yijun, Mr. ZHAO Wenan and Mr. CUI Jiaoshan were no longer directors of the Company with effect from 16th April, 2002. The Company takes this opportunity to express its gratitude to Mr. FU Yijun, Mr. ZHAO Wenan and Mr. CUI Jiaoshan for their valuable contribution to the Company.

By Order of the Board of Directors
SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED
Zhou Lianqing
Company Secretary

Jinan, Shandong Province, the PRC
17th April, 2002

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(在中華人民共和國註冊成立的中外合資股份有限公司)

於二零零二年四月十六日舉行之二零零一年度股東週年大會通過之決議（包括董事更換）

繼山東國際電源開發股份有限公司(「本公司」)就召開二零零一年度股東週年大會(「股東週年大會」)而發出，日期為二零零二年二月二十五日的通告後，本公司董事會(「董事會」)欣然宣佈股東週年大會已於二零零二年四月十六日正式召開，而下列普通決議案已於股東週年大會上正式獲得通過：

1. 批准本公司截至二零零一年十二月三十一日止財政年度董事會報告；
2. 批准本公司截至二零零一年十二月三十一日止財政年度監事會報告；
3. 批准本公司截至二零零一年十二月三十一日止財政年度經審計的財務報表和核數師報告；
4. 批准本公司截至二零零一年十二月三十一日止財政年度利潤分配方案。據比，本公司將於二零零二年四月二十六日向於二零零二年四月十五日下午收市時登記在本公司股東名冊上的本公司股東派發截至二零零一年十二月三十一日止財政年度末期股息每股人民幣0.17元(合計人民幣893,534千元)；
5. 批准繼續聘用畢馬威會計師事務所及畢馬威華振會計師事務所分別為本公司截至二零零二年十二月三十一日止財政年度國際及國內核數師，並授權董事會決定其酬金；
6. 批准笪鴻興、田沛亭、陳建華、李汝革、張炳炬、崔劍波、顧憲利、林銘山、丁長浩及孔憲鐸先生自二零零二年四月十六日起連任本公司董事，任期三年，並授權董事會決定其酬金；
7. 批准朱崇利、王貴生及耿元柱先生自二零零二年四月十六日起為本公司新任董事，任期三年，並授權董事會決定其酬金；及
8. 批准馮蘭水及續慶口先生自二零零二年四月十六日起連任本公司監事，任期三年，並授權董事會決定其酬金。

董事會亦宣佈自二零零二年四月十六日起傅毅軍、趙文安及崔焦山先生不再擔任本公司董事，本公司藉此機會向傅毅軍、趙文安及崔焦山先生對本公司的卓越貢獻表示感謝。

承董事會命
山東國際電源開發股份有限公司
周連青
公司秘書

中國山東省濟南市
二零零二年四月十七日

PRC-Securities
- B+M

HK imail

9 MAY 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

山東國際電源開發股份有限公司
SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

ANNOUNCEMENT

The Board noted the decrease in the price and increase in trading volume of the shares of the Company on 8th May, 2002. The Company was informed by Mirant (SIPD) Investment, Inc. that on 7th May, 2002, it sold its entire shareholding interests in the Company to strengthen its balance sheet and improve liquidity. Except as aforesaid, the Board is not aware of any reasons for such decrease in price and increase in trading volume.

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in accordance with paragraph 39.2 of the listing agreement made between Shandong International Power Development Company Limited (the "Company") and the Stock Exchange (the "Listing Agreement").

The board of directors of the Company (the "Board") noted the decrease in the price and increase in trading volume of the shares of the Company on 8th May, 2002. The Board wishes to state that the Company was informed by Mirant (SIPD) Investment, Inc. that on 7th May, 2002, it sold its entire shareholding interests in the Company (comprising a total of 525,083,000 H shares of the Company, representing 9.99% of its entire issued share capital and approximately 36.69% of the total number of H shares issued by the Company) for a total consideration of US$120 million to strengthen its balance sheet and improve liquidity. Except as aforesaid, the Board is not aware of any reasons for the decrease in price and increase in trading volume of the shares of the Company as described above and the Board considers that the business and operation of the Company is in order.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

By Order of the Board
Zhou Lianqing
Company Secretary

Shandong, the People's Republic of China
8th May, 2002

香港經濟日報

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就因本公告全部或任何部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

山東國際電源開發股份有限公司
SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(在中華人民共和國註冊成立的中外合資股份有限公司)

公告

公司董事會已知悉二零零二年五月八日本公司股份價格下跌及成交量上升。Mirant (SIPD) Investment, Inc.(「Mirant」)告知本公司，為加強其公司的資產負債表並改善資產流動性，於二零零二年五月七日，Mirant出售其持有的本公司的所有股份。除上述以外，董事會聲明本公司並不知悉導致股份價格下跌及成交量上升的任何原因。

這項聲明是本公司按照香港聯合交易所有限公司(「香港聯交所」)的要求而作出的，該要求是香港聯交所依據雙方共同簽訂的《上市協議》第39段第2款的規定而提出的。

本公司董事會已知悉二零零二年五月八日本公司股份價格下跌及成交量上升。本公司董事會茲聲明，Mirant 告知本公司，為加強其公司的資產負債表並改善資產流動性，於二零零二年五月七日，Mirant 以1.2億美元的代價出售其持有的本公司的所有股份(即525,083,000股本公司H股，佔本公司已發行總股本的9.99%及約佔本公司已發行H股的36.69%)。除上述以外，董事會並不知悉導致本公司股份價格下跌及成交量上升的任何原因，且董事會認為本公司的經營業務一切正常。

公司董事會也確認，本公司目前沒有進行任何按照《上市協議》第3段須予披露的有關收購或變賣的商談或協議；董事會亦不知悉有按照《上市協議》第2段所規定的一般責任而需披露的任何足以或可能影響價格的事宜。

承董事會命
周連青
董事會秘書

中華人民共和國，山東，二零零二年五月八日

PRC Securities
- B & M

Companies Registry
公司註冊處

02 MAY 22 AM 10: 2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F9461

1 **Company Name 公司名稱**

山东国际电源开发股份有限公司

2 **Type of Change 更改事項**

* [✓] Resignation or cessation 辭職或停職
* [✓] New appointment 新委任
* [ ] Change of particulars 更改資料

3 **Details of Change 更改詳情**

(Note 註 2) A. **Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* [ ] Secretary 秘書 [✓] Director 董事 [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
趙	文安

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
–	–

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
16	4	2002	–

Date 日期

Please tick the relevant box(es) 請在有關格內加 ✓ 號

Presentor's Name and Address
提交人的姓名及地址

Baker & McKenzie
1401 Hutchison House,
10 Harcourt Road,
Hong Kong.
(SIPD) Form D2.doc

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

25/04/2002	FF536557
CR No. :	F-009461-
Sh. Form :	ZD2F
13	$20.00
TOTAL(CSH)	$20.00

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第 1/97 號的第 2 期修訂(修訂編號第 1/99 號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

F9461

SIPD 12g3-2 (b)
File No. 82-4932

3 **Details of Change 更改詳情** (cont'd 續上頁)

(Notes 註 3 & 4)

B. **Appointment／Change of particulars 委任／更改資料**
(Use Continuation Sheet B if more than 1 director／ secretary is involved 如涉及超過一位董事／ 秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
委任董事	16	4	2002
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: –

Name／New Name 姓名／新姓名

耿 Geng	元柱 Yuanzhu
Surname 姓氏	Other names 名字

Alias (if any) 別名（如有的話）: –

Previous Names 前用姓名: –

Address 地址: 中國山東省濰坊市濰城區火車站青年路16號

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
–	–

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes 1 **Continuation Sheet A and** 2 **Continuation Sheet B.**
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名： 周連青

(Name 姓名)：(周連青) Date 日期： 2002.4.16

~~Director／~~ Secretary ~~／Manager／ Authorized Representative~~ *
~~董事／~~ 秘書 ~~／經理／授權代表~~ *

** Delete whichever does not apply 請刪去不適用者*

CR

Companies Registry
公司註冊處

表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet A 續頁 A)

Company Number 公司編號: F9461

Details of Resignation／Cessation (Section 3A of main form) 辭職／停職詳情（表格第 3A 項）

(Note 註 2) 1 **Resignation or cessation 辭職或停職**

* ☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
崔	焦山

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
16	4	2002	-

Date 日期

2 **Resignation or cessation 辭職或停職**

* ☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
傅	毅軍

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
P3918108	中國

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
16	4	2002	-

Date 日期

* *Please tick the relevant box(es)* *請在有關格內加 ✓ 號*

Companies Registry
公司註冊處

表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號

F9461

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

(Notes 註 3 & 4) **Appointment／Change of particulars 委任／更改資料**

Brief Description 簡略描述	Effective Date(s) 生效日期		
委任董事	16	4	2002
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: –

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
王 Wang	貴生 Guisheng

Alias (if any) 別名（如有的話）: –

Previous Names 前用姓名: –

Address 地址: 中國山東省棗庄市市中區市榴園小區 5-3-4號

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
–	–

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
–	–

SIPD 12g3-2 (b)

File No. 82-4932

Form 表格 D2

Companies Registry
公司註冊處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號: F9461

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

Notes 註 3 & 4)

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
委任董事	16	4	2002

Existing Name 現用姓名: –

Name／New Name 姓名／新姓名:
Surname 姓氏: 朱 Zhu
Other names 名字: 崇利 Chongli

Alias (if any) 別名（如有的話）: –

Previous Names 前用姓名: –

Address 地址: 中國山東省濟南市歷下區某市新村36號樓4-501號

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼: –
Company Number 公司編號: –

b Overseas Passport 海外護照
Number 號碼: -
Issuing Country 簽發國家: -

CR

Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: **F9461**

1 Company Name 公司名稱

山東國際電源開發股份有限公司

2 Type of Change 更改事項

* [√] Resignation or cessation 辭職或停職

[ ] New appointment 新委任

[ ] Change of particulars 更改資料

3 Details of Change 更改詳情

Note 註2) A. Resignation or cessation 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* [ ] Secretary 秘書 [√] Director 董事 [ ] Alternate Director 替代董事

Name 姓名	Surname 姓氏	Other names 名字
	Coolidge, Jr.	Henry Ten Eyck

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號	I.D. Card Number 身份證號碼: -	Company Number 公司編號: -
b Overseas Passport 海外護照	Number 號碼: 701714837	Issuing Country 簽發國家: U.S.A.

Date of Resignation or Cessation 辭職或停職日期	DD 日	MM 月	YYYY 年	Alternate To 替代
Date 日期	08	05	2002	-

* Please tick the relevant box(es) 請在有關格內加 ✓ 號

Presentor's Name and Address
提交人的姓名及地址

Baker & McKenzie
1401 Hutchison House,
10 Harcourt Road,
Hong Kong.
JL-FQ020313

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

15/05/2002	HH402251
CR No. :	F-0009461-
Sh. Form :	D2F
13	$20.00
TOTAL(CSH)	$20.00

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第1/97 號的第2期修訂(修訂編號第1/99號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: **F9461**

3 **Details of Change** 更改詳情 (cont'd 續上頁)

ote 註
& 4)

B. **Appointment / Change of particulars** 委任 / 更改資料
(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
	DD 日 | MM 月 | YYYY 年

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏 　 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 　 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 　 Issuing Country 簽發國家

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.
本通知書包括 ———— 張續頁A及 ———— 張續頁B。

Signed 簽名：

(Name 姓名)：([signature]) 　 Date 日期： 2002.5.10

~~Director~~/ Secretary ~~/ Manager /~~
~~Authorized Representative~~ *
~~董事~~／秘書／~~經理／授權代表~~ *
Zhou Lianqing

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